September 22, 2020

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price U.S. Bond Enhanced Index Fund, Inc. (“Registrant”) on behalf of the T. Rowe Price U.S. Bond Enhanced Index Fund (“Fund”)

File Nos.: 333-45018/811-10093

Dear Mr. Sutcliffe:

The following is in response to your comments provided on September 15, 2020, regarding the Registrant’s post-effective amendment filed on July 31, 2020 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Filing”). Your comments on the Filing and our responses are set forth below.

Comment:

We request that you provide a reasonable reproduction of these comments as stated, along with your responses to our comments, and file them as correspondence in EDGAR. If there are any changes made to the Fund’s prospectus or statement of additional information (“SAI”) in response to these comments, please file a red-lined version of the prospectus and SAI in EDGAR along with your responses to these comments. We also request that you respond to our comments at least five business days prior to the date the Filing will go effective automatically. If you are not able to file within this time, we request that you file an amendment to delay effectiveness in order to provide time to resolve all staff comments.

Response:

We are submitting this response letter more than 5 business days before the Filing will go effective automatically on October 1, 2020. In addition, we have included as an attachment to this response letter a red-lined version of the prospectus and SAI.

Comment:

We note that the Fund is an enhanced index fund that uses quantitative modeling to overweight and underweight certain sectors in an effort to match or exceed the performance of its benchmark index. Please explain how the proposed new name is not misleading in light of the fact that the Fund is not a pure index fund and QM in the name is ambiguous without further explanation. Under the Name Test Rule, a term that modifies “index” in a fund’s name must be clear and QM is not a term that is easily recognizable by investors.

Response:

We respectfully disagree that the Fund’s new name is misleading due to the inclusion of “QM” in the name. The term “QM” is clearly explained in the principal strategies sections of the Fund’s prospectus and there are funds throughout the industry that use terms in their name that may be focused on branding or marketing and then provide further explanation, if necessary, in the prospectus. We note that we already offer a suite of QM equity funds that has not led to investor confusion.

We believe including the term “QM” in the fund’s name is appropriate as the Fund’s principal investment strategies state that the Fund employs quantitative management designed to help replicate the overall risk factors and other characteristics of the Fund’s benchmark in a more efficient manner and to inform overweighting and underweighting of sub-sectors relative to the index, which are designed in part to provide performance that incrementally exceeds that of the index. To ensure that shareholders understanding the meaning of “QM,” we have disclosed it in the prospectus.

In addition, unlike stock index funds, it is typically not possible to own every bond in an index, particularly in proportion to the weight held in the index. As a result, bond index fund managers inherently have greater tracking error relative to their targeted index and need to use certain strategies to replicate an index’s overall characteristics and risk factors and to manage more frequent index reconstitutions. Some managers may refer to this as statistical sampling techniques or quantitative management or some other term, but any index fund tracking the Bloomberg Barclays U.S. Aggregate Bond Index will need to employ certain techniques to attempt to replicate the index’s characteristics.

Competitor funds that track the Bloomberg Barclays U.S. Aggregate Bond Index are often, in our view, quantitatively managed or employ quantitative index replication methodologies to a significant degree. We examined the 5-year rolling tracking error on a monthly basis as measured against the Bloomberg Barclays U.S. Aggregate Bond Index for the Fund’s largest competitors, including some funds that refer to being managed with a passive investment strategy even though the prospectus lists strategies that involve reliance on quantitative models or statistical sampling. Over this period, each of the funds has a tracking error of 20 basis points or greater on average over time, and many have experienced periods where their quantitative index replication methodology has resulted in tracking error exceeding that of the average peer.

In addition to the reasons provided above, based on the fact that many funds that track the Bloomberg Barclays U.S. Aggregate Bond Index utilize quantitative management methodologies, we believe it is reasonable to include the term “QM” in the Fund’s name given that we are using quantitative management techniques to seek to provide total returns (after deduction of the fund’s expenses) that match or incrementally exceed the total returns of the Bloomberg Barclays U.S. Aggregate Bond Index and such term is appropriately disclosed in the Fund’s prospectus.

Comment:

Supplementally confirm to the staff that there will be no changes to the Fund’s portfolio as a result of the name change. If there will be changes, please confirm what percentage of the Fund’s portfolio is expected to change.

Response:

We do not expect any changes to the Fund’s portfolio as a result of the name change.

Comment:

The expense example on page 2 indicates costs of $338 over 10 years for the Investor Class. Our calculations indicate costs of $379. Please clarify.

Response:

We believe the figure is correct as stated. Effective October 1, 2020, the management fee will be 0.07% with operating expenses of 0.20%, resulting in a gross expense ratio of 0.27%. However, due to the limitation of 0.25% on the fund’s expense ratio, the calculations initially assume expenses of 0.25%. Because the fee changes are effective on October 1, 2023 and the total expense ratio limitation expires on February 28, 2023 unless extended by the Fund’s Board of Directors, the calculation applies expenses of 0.25% for all of years 1 and 2, and a prorated portion of year 3, and applies expenses of 0.27% for periods thereafter.

Comment:

Since the Fund is an index fund, please provide the following information relating to the index in the Principal Investment Strategies: the index weighting methodology; the index’s rebalancing and reconstitution process, including the frequency thereof, explaining how and when the index changes; and the number of index components (a range is acceptable). We note that the prospectus states that the index typically consists of over 10,000 investment-grade, fixed income instruments. However, such a statement is not sufficient.

Response:

We intend to add the following disclosure to the Principal Investment Strategies in section 1 of the Fund’s prospectus:

To be eligible for inclusion in the index, a security must be U.S. dollar-denominated, rated investment-grade, have a fixed rate coupon with at least $300 million or more of outstanding face value, and have one or more years remaining to maturity. The index is market capitalization weighted and the securities represented in the index are updated on the last business day of each month. The composition of the index is rebalanced at each month-end and represents the fixed set of securities on which index returns are calculated for the next month. As of August 31, 2020, there were 11,780 securities in the index.

Comment:

If the Fund uses derivatives to gain exposure to the index, please disclose that strategy with specificity in the Principal Investment Strategies.

Response:

The adviser does not expect to use derivatives that rise to the level of a principal investment strategy for the Fund.

Comment:

On page 3, the Principal Investment Strategies states that the Fund could have a duration that differs from the index. Although the disclosure in response to Item 9 of Form N-1A explains duration, the disclosure in response to Item 4 of Form N-1A should also briefly explain the concept of duration and provide an example.

Response:

We intend to add the following disclosure to the Principal Investment Strategies in section 1 of each Fund’s prospectus:

Duration, which is expressed in years, is a calculation that attempts to measure the price sensitivity of a bond or a bond fund to changes in interest rates. For example, the price of a bond fund with a duration of three years would be expected to fall approximately 3% if interest rates rose by one percentage point. A bond fund with a longer duration should be more sensitive to changes in interest rates than a bond fund with a shorter duration.

Comment:

The Principal Investment Strategies should set forth the current (or a recent) weighted average maturity of the Fund’s portfolio.

Response:

We will disclose the Fund’s weighted average maturity as of August 31, 2020, which was 8.36 years.

Comment:

Since the Fund is an enhanced index fund, you should include management risk as a principal risk or explain to the staff why one is not necessary.

Response:

We do not believe it is appropriate to include a separate management risk since that could mistakenly lead investors to believe the Fund’s overall portfolio is actively managed. Further, we believe that the risks associated with the use of quantitative models and slight overweighting and underweighting of certain sectors is adequately disclosed as part of the “Index investing” and “Tracking error” risks.

Comment:

On page 6, the bar chart showing calendar year returns for the Fund shows the current Fund name. When do you plan to change the name of the Fund in the chart to reflect the new name that will become effective on October 1, 2020?

Response:

In our next filing to become effective on October 1, 2020, the Fund’s new name will appear above the bar chart showing calendar year returns.

Comment:

On page 10 of the prospectus, there is a discussion of a contractual limitation on the Fund’s total expense ratio. The expense ratio figure provided in the fee table is different from what is provided in the management fee paragraph. Either harmonize the two disclosures or explain why they should be different.

Response:

The expense ratios disclosed are intentionally different and we do not believe any disclosure changes are necessary.

Based on the fund’s current investment management agreement, the Fund pays an annual all-inclusive management fee of 0.30%, which includes investment management services and the payment of ordinary, recurring operating expenses, but excludes interest, expenses related to borrowings, taxes, brokerage or other transaction costs, and nonrecurring extraordinary expenses. The Fund’s investment management agreement is being amended, effective October 1, 2020, to eliminate the all-inclusive fee structure and to implement a new annual investment management fee rate of 0.07% where the Fund would instead bear its own operating expenses, subject to certain limitations. To ensure that the Investor Class’ total expense ratio will never exceed the all-inclusive fee rate, the amended investment management agreement will include a permanent expense limitation provision that does not expire limiting the Investor Class’ total expense ratio to the all-inclusive fee rate of 0.30% (excluding interest, expenses related to borrowings, taxes, brokerage or other transaction costs, and nonrecurring extraordinary expenses). The disclosure under “The Management Fee” in section 2 reflects this limitation.

Pursuant to a separate contractual expense limitation, there is a separate arrangement that limits the Investor Class’ total expense ratio to 0.25% (excluding interest, expenses related to borrowings, taxes, brokerage or other transaction costs, and nonrecurring extraordinary expenses). This arrangement will be in place at least through February 28, 2023 but may be extended thereafter by the Board. The fee table footnote in section 1 reflects this limitation.

Comment:

On page 11, the disclosure states that the investment objective is a fundamental policy and shareholder approval is required to substantially change it. Please justify the use of “substantially” in the disclosure. Section 13(a)(3) of the Investment Company Act of 1940, as amended (“1940 Act”) states that no registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities, deviate from any investment policy which is changeable only if authorized by shareholder vote.

Response:

Item 9(a) of Form N-1A requires a fund to state the objective and, if applicable, state that the objective may be changed without shareholder approval. Since the Funds’ investment objective is fundamental and requires shareholder approval to change, we intend to remove this disclosure that appears immediately following the investment objective in section 2 of the prospectuses. We note that the SAI also contains similar disclosure, which states: “Each fund’s investment objective is considered a fundamental policy. As a result, shareholder approval is required to substantively change fund objectives." Because Item 16(c)(vii) of Form N-1A requires this type of disclosure in the SAI, we plan to keep this disclosure but remove the term “substantively.”

Comment:

On page 18, the disclosure indicates that the Fund may use derivatives. Explain how the Fund calculates any derivatives positions for purposes of meeting the 80% name test.

Response:

The Fund generally considers market value when a derivative is used that includes exposure to an investment that impacts the Fund’s 80% investment policy, although in certain instances it may be appropriate to use another measurement based on the particular type of derivative and how that instrument is impacting the exposure suggested by the 80% investment policy. With respect to futures that are referenced specifically in the prospectus, the Fund uses market value which represents the unrealized gain/loss of a position. Therefore, a bond index future position will impact compliance with the Fund’s 80% investment policy based on whether the position has a positive or negative market value and whether the Fund is long or short the futures contract.

Comment:

The Statement of Additional Information lists the various fundamental polices for the T. Rowe Price funds. On page 361, policy 4(a) addresses certain funds’ policy on industry concentration and refers to companies “in the same industry.” Item 16(c)(iv) of Form N-1A refers to concentration in an “industry or group of industries.” Please review and as appropriate add “or group of industries.”

Response:

We do not intend to make any changes to this disclosure as we believe that the industry concentration policies as set forth in the SAI are consistent with Section 8(b)(1)(E) of the 1940 Act, and Instruction 4 to Item 9(b)(1) and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the funds listed in policy 4(a) have a policy to concentrate their investments in any particular industry or group of industries. Rather, each fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds will not concentrate their investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, nor Instruction 4 to Item 9(b)(1) and Item 16(c)(iv) of Form N-1A, require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. We submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, our research indicates that the industry concentration policies for the T. Rowe Price Funds are consistent with industry concentration policies of other fund complexes. Further, defining “groups of industries” for a non-concentrated fund would be extremely challenging because there are so many different combinations of industries that would need to be monitored.

Finally, revising a fund’s industry concentration policy to include “group of industries” would materially impact the fund’s policy. In accordance with Section 8(b)(1)(E) of the 1940 Act, a fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646 or, in my absence, Fran Pollack-Matz at 410-345-6601.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.